BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

May 2, 2006

Item 3	Press Release

Date of Issuance: May 2, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced that it has received a formal offer from U.S. Gold Corporation.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Megan Cameron-Jones, Director and Corporate Secretary
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 2nd day of May, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director & Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

White Knight Receives Formal Offer From US Gold

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
May 2, 2006

White Knight Resources Ltd. (“White Knight”) announces that it has received the formal offer to purchase all issued shares of White Knight from U.S. Gold Corporation and understands that the offer has been mailed to White Knight shareholders. Management is evaluating the offer with its financial and legal advisors and will formally respond following completion of that evaluation. Copies of the offer are available on the Company's web site or at www.sec.gov.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.